20003970

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iA Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Wellington St. East, Suite 900
(No. and Street)

Toronto	Ontrario	M5E 1S2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Andrews 416-864-2604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MNP LLP
(Name – *if individual, state last, first, middle name*)

300-111 Richmond St. W	Toronto	Ontario	M5H 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iA Securities (USA) Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) A report on the exemption provision.
- [x] (p) IA Securities (USA) Inc. Exemption Report

Financial statements and supplementary information IA Securities (USA) Inc.

(A wholly-owned subsidiary of IA Securities Inc.)

December 31, 2019

Table of Contents

MNP LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of IA Securities (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of IA Securities (USA) Inc. (the Company) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and statements of cash flow for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in schedules 1 and 2 (the "supplementary information") have been subjected to audit procedures performed in conjunction with the audits of IA Securities (USA) Inc.'s financial statements. The supplementary information is the responsibility of IA Securities (USA) Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MNP LLP

Chartered Professional Accountants,
Licensed Public Accountants

We have served as the Company's auditor since 2015.

Toronto, Ontario
February 14, 2020

IA Securities (USA) Inc.
Statement of financial condition
As at December 31, 2019
(Expressed in U.S. dollars)

	Notes	$
Assets		
Cash and cash equivalents	6	**520,175**
Prepaid expenses		**11,199**
		531,374
Liabilities		
Accounts payable and accrued liabilities		**47,068**
Stockholder's equity		
Capital stock	4	**287,843**
Contributed surplus		**633,356**
Deficit		**(436,893)**
		484,306
		531,374

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of operations
Year ended December 31, 2019
(Expressed in U.S. dollars)

	$
Revenue	
Interest	**8,889**
Commission	**555**
Foreign exchange	**(537)**
Total Revenue	**8,907**
Expenses	
General and administration	**57,887**
Net loss	**(48,980)**

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of changes in stockholder's equity
As at December 31, 2019
(Expressed in U.S. dollars)

	$
Capital stock, beginning of year	**287,843**
Contributed surplus, beginning of year	**433,356**
Capital contribution from parent	200,000
Contributed surplus, end of year	**633,356**
Deficit, beginning of year	**(387,913)**
Net loss	**(48,980)**
Deficit, end of year	**(436,893)**
Stockholder's equity, end of year	**484,306**

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of cash flows
Year ended December 31, 2019
(Expressed in U.S. dollars)

	$
Operating activities	
Net loss	(48,980)
Adjustments to reconcile net loss to net cash used in operating activities	
Prepaid expenses	2,695
Accounts payable and accrued liabilities	(2,477)
Cash used in operating activities	(48,762)
Financing activities	
Contributions from Parent	200,000
Cash provided by financing activities	200,000
Increase in cash	151,238
Cash and cash equivalents, beginning of year (note 6)	368,937
Cash and cash equivalents, end of year (note 6)	520,175
Taxes paid	-

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc. (the "Company") was incorporated under the *Canada Business Corporations Act* on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its Parent, IA Securities Inc. (the "Parent"). Through its operating agreement with the Parent, the Company uses the services of NBIN Inc. ("Clearing Broker") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer securities nor perform custodial functions relating to customer accounts and is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Continuing operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company.

The Company is a wholly-owned subsidiary of the Parent, a Canadian-owned and regulated investment dealer regulated by the Investment Industry Regulatory Organization of Canada and is a participating member of the Canadian Investor Protection Fund. The Company's head office is located in Toronto, Ontario, Canada.

1. Significant accounting policies

The significant accounting policies are as follows:

(a) Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-02, Leases (the "new lease standard" or Accounting Standards Codification 842, ("ASC 842") on January 1, 2019. ASC 842 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard is effective for annual periods beginning after December 15, 2018. There were no material changes to lease recognition policies as a result of the new standard. There were no significant changes between the results reported under ASC 842 and those that would have been reported under legacy US GAAP for the year ended December 31, 2019.

The Company maintains its financial records in United States dollars.

(b) Securities transactions and balances and revenue recognition

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a delivery basis. Interest income is recorded on an accrual basis.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during

1. Significant accounting policies (continued)

the year. Gains or losses resulting from foreign currency translation are included in other revenue.

(d) Fair values of financial assets and liabilities

Securities are recorded at fair value. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

All non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment.

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(e) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

1. Significant accounting policies (continued)

(f) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments

(a) Concentration of credit risk

All clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(c) Cash

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents. All of the Company's cash is on deposit at one major Canadian bank/financial institution and the balance at times may exceed the federally insured limit of $100,000. The Company believes it is not exposed to any significant credit risk due to cash.

(d) Currency risk

At December 31, 2019, the Company held foreign denominated financial assets comprised of cash held at one major Canadian bank/financial institution. At December 31, 2019, if the Canadian dollar had been stronger or weaker by 10% against the U.S. dollar with all other variables held constant, the net loss would have been $453 higher or lower.

3. Related party transactions and balances

Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with the Parent, whereby the Parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

Management fees of nil (2018 – nil) were charged to the Company from the Parent during the year.

(Expressed in U.S. dollars)

4. Capital stock

Authorized, unlimited number

Common shares, no par value

Issued

	$
400,100 common shares	**287,843**

5. Regulatory net capital requirement

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 5% of aggregate debit items pursuant to SEC Rule 15c3-3. At December 31, 2019, the Company had net capital of $473,120, which is $233,120 in excess of the required minimum net capital of $250,000.

6. Cash and cash equivalents

Cash at bank

As at December 31, 2019, the Company had cash at bank of $226,248 (2018: $78,342) that are highly liquid.

Segregated deposit

A cash amount of $293,927 (2018: $290,595) has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the *Securities Exchange Act of 1934* and is included in cash and segregated for regulatory reporting purposes.

7. Income taxes

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax expense included in the statement of operations is determined in accordance with FASB ASC 740, *Accounting for Income Taxes.*

The Company has assessed the impact of this standard and determined there is no material impact on its statement of financial condition or statement of operations.

As at December 31, 2019, the Company recorded a full valuation allowance against its deferred tax assets as it is not more likely than not that the benefit of the deferred tax assets will be realized.

(Expressed in U.S. dollars)

7. Income taxes (continued)

A) Income tax expense (recovery) for the period

	2019
	$
Current income taxes	
Current year	-
	-
Deferred income taxes	
Creation and reversal of temporary differences	(12,081)
Change in valuation allowance	12,081
	-
Total	-

B) Reconciliation of income tax (recovery) expense

The reconciliation of the combined Canadian Federal and Provincial income tax rate of 26.5% to the effective tax rate is as follows:

	December 31, 2019
	$
Net loss before recovery of income taxes	(48,980)
Income tax expense at Canadian Statutory tax rate	(12,980)
Increasein income taxes due to:	
Valuation allowance	12,081
Other	899
Income tax (recovery) expense	-

(Expressed in U.S. dollars)

C) Deferred income taxes

	2019
	$
Intangible Asset	**3,451**
Loss carry forward	**60,593**
Valuation allowance	**(64,045)**
Net Deferred tax assets	**-**

The Company has non-capital losses that are available to reduce future net income for income tax purposes totalling $228,654, which will expire as follows:

Non-Capital Losses		
Year of Loss	Expiry	Total
		$
2011	2031	9,546
2012	2032	4,894
2013	2033	14,585
2014	2034	487
2015	2035	10,182
2016	2036	25,056
2017	2037	55,896
2018	2038	59,119
2019	2039	48,889
Total		**228,654**

8. Legal proceedings

In the normal course of business, the Company may be involved in litigation. At December 31, 2019, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9. Subsequent events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year-end, December 31, 2019 through February 14, 2020, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

IA Securities (USA) Inc.
Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year ended December 31, 2019
(Expressed in U.S. dollars)

	$
Total stockholder's equity from statement of financial position	**484,306**
Less: Non-allowable assets	
Prepaid expenses	**11,199**
Less: Haircuts on securities	
Foreign cash held	**272**
Net capital	**472,835**
Alternative net capital requirement	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) – net capital requirement	**250,000**
Excess net capital	**222,835**
Net capital in excess of 5% of combined aggregated debit items or 120% of minimum net capital requirement	172,835

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as at December 31, 2019, filed by the Company on Form X-17A-5 on January 20, 2020.

Because the Company does not hold customer funds or safekeep customer securities, it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

MNP LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of IA Securities (USA) Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5 (Exemption Report), in which (1) IA Securities (USA) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which IA Securities (USA) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) IA Securities (USA) Inc. stated that IA Securities (USA) Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IA Securities (USA) Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IA Securities (USA) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario

February 14, 2020

IA Securities (USA) Inc. (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the 12 months ended December 31, 2019, without exception.

IA Securities (USA) Inc.

I, ______________________ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title:

February 14, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66944 FINRA DEC
IA SECURITIES (USA) INC
26 WELLINGTON ST EAST STE 900
TORONTO ON M5E 1S2
CANDA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ghislaine Ramirez - (514) 375-6564

2. A. General Assessment (item 2e from page 2) $13.36

B. Less payment made with SIPC-6 filed (exclude interest) (6.89)
2020-01-20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6.87

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $6.87

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $6.87

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IA Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 03 day of February , 20 20 .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 2019-01-01
and ending 2019-12-31

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8908
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0.00
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0.00
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0.00	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 8908
2e. General Assessment @ .0015	$ 13.36

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal,

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC 7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC 7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc
CHX	Chicago Stock Exchange Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation